UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	10 November 2025 - “Appointment of Vindi Banga as Chair”

99.1

Haleon plc: Appointment of Vindi Banga as Chair

10 November 2025: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces the resignation of Sir Dave Lewis as Chair and appointment of Vindi Banga.

Dave Lewis will step down as Chair of the Board and as a Director of the Company on 31 December 2025 in order to pursue a new executive role. The Board is pleased to announce the appointment of Vindi Banga as Chair to succeed Dave with effect from 1 January 2026.

Vindi has served as Senior Independent Director on the Haleon Board since the Company's listing in 2022. The Board was unanimous in its appointment of Vindi given his wealth of global corporate and commercial leadership experience. He has an extensive track record of delivering outstanding performance in highly competitive global consumer-focused businesses and a deep understanding of operating across developed and emerging markets. He spent 33 years at Unilever plc, where he was also CEO and Chair of Hindustan Unilever Ltd, one of India's largest listed companies, and was also responsible for Global Home & Personal Care, Foods and Ice Cream and a member of the Unilever Executive Board.

Vindi also has extensive international Board experience. He is currently Chair of UK Government Investments Limited (UKGI) and has previously served as Senior Independent Director at GSK and Marks and Spencer plc. Vindi is a partner at CD&R, a leading private investment firm where he has chaired and served on the boards of several of the firm's portfolio companies. He is Chair of Council of Imperial College London.

Vindi's remuneration and the appointment of a successor as Senior Independent Director will be announced in due course and before Vindi's appointment as Chair takes effect.

Sir Dave Lewis commented: "After more than three years Haleon is now well established as an independent listed company. The Board and Executive team are strong and the business is performing well in a tough environment. The leverage at demerger has been effectively addressed, the large overhang managed smoothly and the portfolio reshaping is progressing.

My decision to step down is a personal one and is related to a new unique opportunity which I wish to take forward. I would like to thank my Board colleagues, Brian and his team for their support and commitment. It has been a privilege to be part of Haleon and I am confident that the business has a bright future."

Vindi Banga commented: "On behalf of the Board, I would like to thank Dave for his leadership and the considerable contribution he has made as Chair of Haleon since its listing in July 2022. It is a privilege to Chair Haleon and I look forward to working with the Board and management team to support Haleon's continued development."

The Company confirms that there is no further information to be disclosed under the requirements of UKLR 6.4.6R.

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

About Vindi Banga
https://www.haleon.com/who-we-are/leadership#manvinder-singh-banga

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: November 10, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary